EXHIBIT 99.1

April 22, 2013

On April 8, 2013, B Communications Ltd. ("B Communications") received a statement of claim filed by one of the shareholders of Bezeq The Israel Telecommunications Corp Ltd. ("Bezeq") against B Communications and against Bezeq (the "Claim"). The Claim was filed with the Tel Aviv District Court.

The relief sought in the Claim is for the Court to declare that B Communications Ltd. has a personal interest in the distribution of the dividend up for approval of the next General Meeting of Bezeq, and that Bezeq should publish information and documents and summon economic experts whose opinions were published by Bezeq in its Notice of Convening the Meeting, in preparation for the General Meeting.

From an initial review of the Statement of Claim, B Communications and Bezeq believe that they acted and continue to act lawfully, including leading up to the upcoming General Meeting, and they shall present their positions in the competent courts.

On April 21, 2013, the Tel Aviv District Court (Economics Department) dismissed an urgent motion to shorten the procedure for clarifying the Claim filed by the plaintiff.

Accordingly, the Claim will be adjudicated in accordance with the dates prescribed by law, and there has been no change in the dates determined for the dividend distribution from Bezeq,  and the General Meeting, which is scheduled for April 24, 2013, as published by Bezeq.